Exhibit 99.1

NaaS Technology Inc. Announces Board Change

Beijing, June 23, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that Mr. Bin Liu has resigned as a director of the Company for personal reasons, effective June 23, 2023.

Mr. Zhen Dai, Chairman of the Board, commented, “We thank Mr. Liu for his service to NaaS and wish him every success in his future endeavors. Zhenwei Investment Fund has been much appreciated as a steadfast investor in NaaS, and with its support, we have grown into who we are today.”

Mr. Liu commented, “We are proud to have played a role in the NaaS’ development, and we are confident that the Company will continue to succeed.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations, representing 40% and 49% of China’s public charging market share respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

677651.01-HKGSR01A - MSW